FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30
 Septem
ber
 200
8

HSBC
ACQUIRES
93.86 PER CENT
OF
IL&FS INVESTSMART
IN
INDIA

*** A
c
ontrolling interest in one of
India
's leading retail brokerages ***
*** Gains foothold in a market with 20 million retail investors ***

HSBC has completed the acquisition of
93.86 per cent
 of
IL&FS Investsmart Limited (Investsmart), a leading retail brokerage in
India
, for a total consideration of INR
1,311.0
crore (approximately US$296.4 million).

Sandy Flockhart,
Group Managing Director
and Chief Executive Officer of HSBC Asia-Pacific, said: "Investsmart gives HSBC access to the world's third-largest investor base, with over 20 million retail investors. In fact, the business already has
143,000 customers and operates in 128 cities. With Indian GDP expected to grow by 7.8 per cent in 2009, the opportunity here is obvious and underlines why HSBC has a stated strategic aim of focusing on high-growth economies."

Under the transaction agreement, HSBC acquired 43.85 per cent of Investsmart from E*TRADE Mauritius Limited, an indirectly wholly-owned subsidiary of E*TRADE Financial Corporation, and 29.36 per cent from Infrastructure Leasing and Financial Services Limited (IL&FS). The decision to acquire a controlling stake in Investsmart triggered an open offer to public shareholders, through which HSBC has accepted shares equivalent to 20.65 per cent of Investsmart's capital.

E*TRADE Mauritius Limited, IL&FS and those that tendered shares through the open offer received INR200 per share for their Investsmart shares. In addition, IL&FS was paid, as part of a three-year non-compete agreement,

INR82.0 crore (approximately US$17.9 million).
In accordance with local regulations, HSBC paid interest of INR2.3 per share to the public shareholders who tendered their shares. This amounted to INR3.31 crore (approximately US$0.72 million).

Naina Lal Kidwai, Group General Manager and Chief Executive Officer, HSBC in
India
, added: "
Investsmart is
a great addition
to our current operations, which already constitute the second largest foreign banking network in
India
. We look forward to working with
Investsmart's management team and growing this business
.
"

HSBC was advised on the acquisition by the investment banking division of HSBC Global Banking and Markets.
ends/more

Media enquiries to Gareth Hewett on
+852 2822 4929
 or at
garethhewett@hsbc.com.hk

Notes to editors

1

HSBC in
India
The HSBC Group in
India
 is represented by several entities including The Hongkong and Shanghai Banking Corporation Limited which offers a full range of banking and financial services to its over 2
.8
 million customers in
India
 through its 47 branches and 170 ATMs across 26 cities. HSBC is one of
India
's leading financial services groups, with over 3
4
,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, two global IT development centres and six global resourcing operations in the country. The Bank is t he founding and a principal member of the HSBC Group which, with over 9,500 offices in 85 countries and territories and assets of US$2,547 billion at 30 June 2008, is one of the world's largest banking and financial services organisations.

2.
IL&FS Investsmart Limited (Investsmart)
IL&FS Investsmar
t Group (
IIL) is one of
India
's leading financial services organizations. IIL, through its subsidiaries in
India
 and
Singapore
, provides a wide range of investment
 products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. IIL's 2,000 employees provide a complete range of investment solutions to over 138,000 customers in India through its 88 branches and 190 franchisee outlets from 133 cities and has been recognized as "National Best Performing Financial Advisor - Retail" for two years in a row (06-07 and 07-08) by CNBC TV
18. With a market capitalisation of approximately
US$260 million
, Investsmart is listed on the National Stock Exchange and the Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: September 30, 2008